UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
 (Amendment No. 1)*

Atrion Corporation
 (Name of Issuer)

Common Shares
 (Title of Class of Securities)

049904105
 (CUSIP Number)

John P. Stupp, Jr.
3800 Weber Road
St. Louis, MO 63125
(314) 638-5000

 (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

Copies To:
B. G. Minisman, Jr., Esq.
Baker, Donelson, Bearman, Caldwell & Berkowitz, P.C.
420 20th Street North, Suite 1400
Birmingham, Alabama  35203
 (205) 328-0480

December 30, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),13d-1(f) or 13d-1(g), check the following box  /  /.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No.	049904105

1.	Names of Reporting Persons.
John P. Stupp, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	............................................................................................................................................................................................	☐
(b)	............................................................................................................................................................................................	☐

3.	SEC Use Only ...................................................................................................................................................................

4.	Source of Funds (See Instructions)..............................................................................................................................	OO

5.	Check if Disclosure or Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)..........................................	☐

6.	Citizenship or Place of Organization	United States

	7.	Sole Voting Power	5,206
Number of
Shares
Beneficially	8.	Shared Voting Power	135,000
Owned by
Each
Reporting	9.	Sole Dispositive Power	5,206
Person
With	10.	Shared Dispositive Power	135,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person........................................................................	140,206

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)...................................	☐

13.	Percent of Class Represented by Amount in Row (11)...............................................................................................	7.0%

14.	Type of Reporting Person (See Instructions)	IN

SCHEDULE 13D

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D as originally filed with the Securities and Exchange Commission by John P. Stupp, Jr. on May 3, 1999, which Schedule 13D relates to the common stock, par value $.10 per share (the "Shares"), of Atrion Corporation, a Delaware corporation (the "Issuer").

Item 2.  Identity and Background.

Item 2(b) of Schedule 13D is amended to change Mr. Stupp’s address to 3800 Weber Road, St. Louis, MO 63125.

Item 2(c) of Schedule 13D is amended to report that Mr. Stupp is President of Stupp Bros., Inc., a diversified holding company.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is amended and restated in its entirety as follows:

Mr. Stupp beneficially owns 140,206 Shares, of which 135,000 Shares were acquired by Stupp Bros., Inc., more than 50 years ago in exchange for property and services and are deemed to be beneficially owned by Mr. Stupp by reason of his positions as an executive officer and director of Stupp Bros., Inc. and as a voting trustee of a voting trust which owns 100% of the voting stock of Stupp Bros., Inc.  The remaining 5,206 Shares are owned directly by Mr. Stupp and were acquired at various times by Mr. Stupp through the exercise of options granted to him by the Issuer, using personal funds, borrowed funds that have been repaid or through net exercises, or pursuant to the Issuer’s director compensation program.

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is amended by deleting the first paragraph thereof and by substituting the following in lieu and instead thereof:

Mr. Stupp has acquired the Shares held directly by him for investment purposes and may, from time to time, depending on his evaluation of the Issuer’s business, prospects and financial condition, the market for the Shares, other opportunities available to Mr. Stupp, general economic conditions, regulatory conditions, financial and stock market conditions and other considerations, acquire additional Shares or dispose of Shares, either in the open market or in private transactions, or combinations thereof.  The 135,000 Shares held indirectly by him through Stupp Bros., Inc. were acquired over 50 years ago.  Mr. Stupp’s Stock Unit Account under Atrion Corporation Deferred Compensation Plan for Non-Employee Directors is credited with 385.47 Stock Units.  These Stock Units will convert to Shares on a one for one basis, and such Shares will be issued to Mr. Stupp, in accordance with the terms of such plan.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented by deleting paragraphs (a) - (c) and replacing such paragraphs with the following:

(a)  Mr. Stupp is the beneficial owner of 140,206 Shares, representing 7.0% of the Issuer’s outstanding Shares.

(b)  Mr. Stupp has (i) sole voting power and sole dispositive power with respect to 5,206 Shares and (ii) shared voting power and dispositive power with respect to 135,000 Shares held by Stupp Bros., Inc.  With respect to the 135,000 Shares referred to in clause (ii) of the preceding sentence, voting power and dispositive power are shared with the other voting trustee and with executive officers and directors of Stupp Bros., Inc.  The information required for each of those persons, other than Mr. Stupp, is set out below.

1.	(a)	Robert P. Stupp

	(b)	3800 Weber Rooad St. Louis, MO 63125

	(c)	Chairman of the Board Stupp Bros., Inc. 3800 Weber Road St. Louis, MO 63125

2.	(a)	R. Philip Stupp, Jr.

	(b)	3800 Weber Road St. Louis, MO 63125

	(c)	Executive Vice President, Secretary and Assistant Treasurer Stupp Bros., Inc. 3800 Weber Road St. Louis, MO 63125

3.	(a)	Kenneth J. Kubacki

	(b)	3800 Weber Road St. Louis, MO 63125

	(c)	Retired

4.	(a)	Thomas L. Turner

	(b)	3800 Weber Road St. Louis, MO 63125

	(c)	Treasurer, Chief Financial Officer and Assistant Secretary Stupp Bros., Inc. 3800 Weber Road St. Louis, MO 63125

5.	(a)	R. Michael Bickel

	(b)	3800 Weber Road St. Louis, MO 63125

	(c)	Vice-President and Chief Information Officer Stupp Bros., Inc. 3800 Weber Road St. Louis, MO 63125

6.	(a)	John B. Roosa

	(b)	3800 Weber Road St. Louis, MO 63125

	(c)	Vice President and Chief Technology Officer Stupp Bros., Inc. 3800 Weber Road St. Louis, MO 63125

7.	(a)	Edward L. Scram

	(b)	12555 Ronaldson Road Baton Rouge, LA 70807

	(c)	President and Chief Operating Officer Stupp Corporation (a division of Stupp Bros., Inc.) 12555 Ronaldson Road Baton Rouge, LA 70807

8.	(a)	Ronald T. Barnes

	(b)	2191 Lemay Ferry Road St. Louis, MO 63125

	(c)	Chairman Midwest BankCentre (a community bank) 2191 Lemay Ferry Road St. Louis, MO 63125

9.	(a)	Thomas T. Turner

	(b)	3800 Weber Road St. Louis, MO 63125

	(c)	Vice President Human Resources Stupp Bros., Inc. 3800 Weber Road St. Louis, MO 63125

During the last five years, none of the foregoing persons has been convicted in any criminal proceeding, excluding traffic violations and similar misdemeanors, and none has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, subjected him to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.   All of the foregoing persons are citizens of the United States.

(c)  On November 13, 2012, Mr. Stupp exercised options for 2,000 Shares that had been granted to him on July 10, 2004 under the Atrion Corporation 1997 Stock Incentive Plan.  The exercise price was $43.75 per Share.  On January 2, 2013, Mr. Stupp was credited with 20.14 Stock Units as dividend equivalents under the Atrion Corporation Deferred Compensation Plan for Non-Employee Directors and 36.73 Stock Units under said plan in connection with Mr. Stupp’s election to defer a portion of his compensation as a member of the Board of Directors of the Issuer.  The Stock Units will convert to Shares on a one for one basis in accordance with the terms of said plan.  On December 30, 2012, Mr. Stupp gave 22,330 Shares to an irrevocable family trust of which he is the grantor.  Mr. Stupp’s wife and one of his daughters are the trustees of the trust and the beneficiaries of the trust are Mr. Stupp’s children.

Item 6.  Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Mr. Stupp has 385.47 Stock Units that will convert to Shares on a one for one basis in accordance with the terms of the Atrion Corporation Deferred Compensation Plan for Non-Employee Directors.  The 5,206 Shares that are owned directly by Mr. Stupp are pledged as collateral for a loan, with standard default provisions, from Midwest BankCentre.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 4, 2013

/s/ John P. Stupp, Jr.
John P. Stupp, Jr.